News Release

For Immediate Release

Stantec signs letter of intent to acquire New England, New York and Florida -based Dufresne-Henry

EDMONTON AB, NORTH SPRINGFIELD VT (February 15, 2006) TSX:STN;NYSE:SXC

Stantec announced today it has signed a letter of intent to acquire the multidiscipline design firm Dufresne-Henry, headquartered in North Springfield, Vermont. Dufresne-Henry has over 275 employees and 16 offices located in the northeastern United States and Florida. The firms expect to complete the transaction in late April subject to customary conditions and upon completion of satisfactory due diligence.

“We’re looking forward to the prospect of having Dufresne-Henry join with Stantec,” says Tony Franceschini, Stantec President & CEO. “The addition of Dufresne-Henry will give us a strong foothold in the New England states, complement our New York operations, and establish an initial platform for growth in Florida.”

Dufresne-Henry offers a full range of professional services in engineering, planning, environmental science, and landscape architecture services. In particular, the firm focuses on public sector projects in the environment and transportation markets. Stantec intends to make the purchase using a combination of cash and notes. In 2005, Dufresne-Henry’s gross revenue was approximately US$30 million.

“As a part of Stantec we will be able to take advantage of more extensive staff and technological resources to better compete in our marketplaces for the best jobs for the best clients,” says Dufresne-Henry President & CEO Rich Allen. “Joining Stantec will also create career opportunities for our staff while giving them the chance to work on projects throughout North America. Our clients will benefit with the ability to access a continent-wide network of experts to work on their local and national projects.”

Founded in 1955, Dufresne-Henry has grown into a multidiscipline firm with offices in North Springfield, Montpelier, and South Burlington, Vermont; Portland and Presque Isle, Maine; Boston, Northampton, and Westford, Massachusetts; Manchester, New Hampshire; Newburgh, Pawling, Rochester, and Saratoga Springs, New York; and Sarasota, St. Cloud, and Port Charlotte, Florida.

For more information visit http://announcements.stantec.com/dufresne-henry

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these statements may involve risks and uncertainties. Actual results may be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec’s filings with the Securities and Exchange Commission.

Stantec Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441 javerill@stantec.com	Dufresne-Henry Contact Richard Allen President & CEO Dufresne-Henry Tel: 802-886-2261 Email: rallen@dufresne-henry.com	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288 sstelfox@stantec.com
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